September 6, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Layne Christensen Company

Form 10-K for the Fiscal Year Ended January 31, 2017

Filed April 10, 2017

File No. 1-34195

Ladies and Gentlemen:

The following are the responses to the comments received from the staff of the United States Securities and Exchange Commission in its letter dated August 23, 2017, in connection with the filings of Layne Christensen Company (“the Company”, “our”, “we” or “us”) on the above referenced document. To facilitate your review, we have included your numbered comments along with the related responses.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Non-GAAP Financial Measures, page 34

1.

Please revise to reconcile Adjusted EBITDA to net income (loss), rather than income (loss) from continuing operations which would not be considered the most directly comparable GAAP financial measure. We refer you to Question 103.02 of the Staff’s Compliance & Disclosure Interpretations issued on May 17, 2016.

Management’s response: In future filings, beginning with our Form 10-Q for the quarter ended July 31, 2017, the Company will include a reconciliation of net income (loss) to Total Adjusted EBITDA, in accordance with Question 103.02 of the Staff’s Compliance & Disclosure Interpretations issued on May 17, 2016.  For the year ended January 31, 2017, the reconciliation of net income (loss) to Total Adjusted EBITDA would have appeared as follows:

1800 Hughes Landing Blvd., Ste. 800, The Woodlands, TX  77380   |   Office: 281.475.2600  |   layne.com

Total Adjusted EBITDA	Years Ended January 31,
(in thousands)	2017	2016	2015
Water Resources	$(2,410)	$23,870	$22,740
Inliner	32,036	27,949	27,881
Heavy Civil	(3,226)	(4,031)	(20,570)
Mineral Services	8,635	1,878	10,205
Unallocated Corporate Expenses	(23,830)	(29,319)	(41,798)
Total Adjusted EBITDA	$11,205	$20,347	$(1,542)

Reconciliation of Net Loss to Total Adjusted EBITDA	Years Ended January 31,
(in thousands)	2017	2016	2015
Net loss	$(52,236)	$(44,777)	$(110,151)
Items not included in Total Adjusted EBITDA
Net (loss) income attributable to noncontrolling interests	—	(28)	824
Net loss (income) from discontinued operations	—	(8,057)	46,878
Income tax expense (benefit)	1,420	(1,635)	(3,945)
Interest expense	16,883	18,011	13,707
Depreciation expense and amortization	26,911	32,685	41,978
Non-cash equity-based compensation	3,544	3,817	2,492
Equity in (earnings) losses of affiliates	(2,655)	612	2,002
Impairment charges	—	4,598	—
Restructuring costs	17,348	17,859	2,698
Gain on extinguishment of debt	—	(4,236)	—
Other income, net	(4,951)	(2,354)	(1,352)
Dividends received from affiliates	4,941	3,852	3,327
Total Adjusted EBITDA	$11,205	$20,347	$(1,542)

Liquidity and Capital Resources, page 41

2.

To enhance your presentation, please provide a more informative analysis and discussion of the reasons for changes in your operating assets and liabilities, for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Management’s response: In future filings, beginning with our Form 10-Q for the quarter ended July 31, 2017, the Company will include a more informative analysis and discussion of the reasons for changes in our operating assets and liabilities.  For the year ended January 31, 2017, the analysis would have appeared as follows:

Cash provided by (used in) operating activities was $13.0 million, ($0.3) million and ($23.1) million for the fiscal years ended January 31, 2017, 2016 and 2015, respectively.

The cash provided by (used in) operating activities primarily reflected our net loss, adjusted for non-cash items and changes in components of our working capital, primarily related to customer receivables, costs and estimated earnings in excess of billings on uncompleted contracts and accounts payable and accrued expenses.  Fluctuations in working capital are normal in our business. Working capital is impacted by the size of our projects, timing of project start dates and completion dates and the achievement of billing milestones on backlog as we complete certain phases of the project.

Cash provided by operating activities increased $13.0 million for the fiscal year ended January 31, 2017 compared to the prior year. This increase was primarily due to higher cash inflows from changes in customer receivables and costs and estimated earnings in excess of billings on uncompleted contracts of $35.8 million due to improved working capital management combined with lower activity levels and the completion of projects.  These increases were partially offset by a higher use of cash on accounts payable and accrued expenses of ($6.2) million primarily from changes in payment terms with our vendors combined with a higher net loss, excluding non-cash items, of ($15.2) million compared to the prior year.

Cash used in operating activities decreased by $22.8 million for the fiscal year ended January 31, 2016 compared to the prior year. The decrease was primarily due to a lower net loss, excluding non-cash items, of $15.4 million combined with higher cash inflows from our customer receivables of $27.6 million due to improved working capital management and higher drilling activity levels in the western U.S. The decrease in cash inflows on accounts payable and accrued expenses of ($18.3) million resulted primarily from changes in payment terms with our vendors.

All disclosure changes in response to the staff comments will be addressed in future fillings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We believe this letter fully responds to your questions and/or comments. However, if there are any further questions or comments please contact me at (281) 475-2694 or at the address on record for

Layne Christensen Company.

Sincerely,

By:  /s/ J. Michael Anderson                                            _

J. Michael Anderson

Senior Vice President and Chief Financial Officer